

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 26, 2018

<u>Via E-mail</u>
John T. Maxwell
Chief Financial Officer
Aquestive Therapeutics, Inc.
30 Technology Drive
Warren, NJ 07059

> **Re: Aquestive Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 2, 2018**
> **CIK No. 0001398733**

Dear Mr. Maxwell:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>We may be involved in lawsuits to protect our patents…, page 40</u>

2. Please revise this risk factor to specifically discuss the patent-related litigation discussed on page 105. Please also consider adding a risk factor discussing the antitrust litigation discussed on page 106.

Special Note Regarding Forward-Looking Statements, page 52

3.   We note your reliance upon the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available for issuers that are not subject to the reporting requirements of section 13(a) or 15(d) of the Securities Exchange Act. Please revise to remove the reference.

Use of Proceeds, page 54

4.   We note the risk factor on page 49 and the disclosure in this section regarding the broad discretion in the use of net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure.

Capitalization, page 56

5.   Please tell us how you derived your total capitalization of $43,116. In addition please double underline your cash and cash equivalents.

Management's Discussion and Analysis…, page 61

Expenses, page 66

6.   Please disclose the research and development expenses incurred by nature or type of costs for each period presented.

Credit Agreement and Guaranty, page 67

7.   Please describe the material financial covenants referenced in this section, including applicable ratios.

Share-Based Payments, page 72

8.   Please clarify the references here and in your executive compensation disclosure to non-voting common stock as it appears from the description of your capital stock on page 131 that you will only have a class of voting common stock upon effectiveness.

Business, page 74

Manufacturing and Product Supply, page 87

9.   Please describe your thin film foil supply arrangements in this section. Also, describe your reliance on third-party contract research organizations.

Material Agreements, page 88

10.   We note the disclosure regarding one customer representing 88% of the total revenue for 2017 on page F-15. Please identify this customer clearly, clarify the extent to which you are dependent on such customer, and revise your risk factor disclosure to clarify. Refer to Item 101(c)(vii) of Regulation S-K.

License Agreement with Sunovion Pharmaceuticals Inc., page 89

11.   Please disclose the maximum aggregate milestones that may be paid pursuant to this license agreement.

Employees, page 104

12.   Please disclose your total number of employees, including temporary employees. Refer to Item 101(c)(xiii) of Regulation S-K.

Summary Compensation Table, page 114

13.   We note the equity incentive plan awards granted in 2017 as disclosed in the table on page 119. Please revise to include such compensation in the summary compensation table or advise.

Employment Agreements With Our Named Executive Officers, page 115

14.   Please disclose the estimated amount of stock appreciation rights Messrs. Kendall and Schobel will receive upon effectiveness of this offering.

Undertakings, page II-3

15.   Please provide the undertakings as required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Consolidated Financial Statements, page F-1

Note 1(D) – Unaudited Pro Forma Presentation, page F-8

16.   As disclosed on page F-26, we note your Performance Units become exercisable upon the completion of an initial public offering or a change in control. Please tell us whether you have considered recognizing a liability related to these Performance Units in your pro forma balance sheet and the related impacts on not loss and net loss per share in your pro forma statement of operations. Please either modify your presentation or provide an

analysis of your conclusion to exclude this liability and expense from your pro forma presentation.

Note 2 – Significant Accounting Policies, page F-7

(V) Revenue Recognition, page F-12

License and Royalty Revenue, page F-12

17.   Please disclose your accounting policy for milestone payments.

Note 5 – Material Agreements, page F-16

Supplemental Agreement with Indivior, page F-16

18.   Please disclose your rights and obligations under the supplemental agreement as well as the rights granted to Indivior.

Note 16 –Redeemable Preferred Membership Interests, page F-25

19.   Please disclose the number of redeemable preferred interests outstanding for each series. In addition, please disclose the conversion ratios for each of your series of redeemable and non-redeemable preferred interests.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: David S. Rosenthal, Esq.
Dechert LLP